ARDAGH GROUP S.A.
CONSOLIDATED INTERIM INCOME STATEMENT

		Three months ended June 30, 2017			Three months ended June 30, 2016
	Note	Before exceptional items €m Unaudited	Exceptional items €m Unaudited	Total €m Unaudited	Before exceptional items €m Unaudited	Exceptional items €m Unaudited	Total €m Unaudited
			Note 5			Note 5
Revenue	4	2,021	-	2,021	1,281	-	1,281
Cost of sales		(1,640)	(8)	(1,648)	(1,041)	9	(1,032)
Gross profit/(loss)		381	(8)	373	240	9	249
Sales, general and administration expenses		(97)	(5)	(102)	(54)	(81)	(135)
Intangible amortization		(59)	-	(59)	(27)	-	(27)
Operating profit/(loss)		225	(13)	212	159	(72)	87
Finance expense	6	(109)	(42)	(151)	(125)	(99)	(224)
Finance income	6	-	-	-	-	78	78
Profit/(loss) before tax		116	(55)	61	34	(93)	(59)
Income tax (charge)/credit		(42)	11	(31)	(30)	20	(10)
Profit/(loss) for the period		74	(44)	30	4	(73)	(69)

Profit/(loss) attributable to:
Owners of the parent				30			(69)
Non-controlling interests				-			-
Profit/(loss) for the period				30			(69)

Profit/(loss) per share:
Basic profit/(loss) for the period attributable to ordinary equity holders of the parent	7			€0.13			(€0.34)

The accompanying notes to the consolidated interim financial statements are an integral part of these consolidated interim financial statements.

1	Ardagh Group S.A.

ARDAGH GROUP S.A.
CONSOLIDATED INTERIM INCOME STATEMENT

		Six months ended June 30, 2017			Six months ended June 30, 2016
	Note	Before exceptional items €m Unaudited	Exceptional items €m Unaudited	Total €m Unaudited	Before exceptional items €m Unaudited	Exceptional items €m Unaudited	Total €m Unaudited
			Note 5			Note 5
Revenue	4	3,865	-	3,865	2,499	-	2,499
Cost of sales		(3,174)	(8)	(3,182)	(2,047)	6	(2,041)
Gross profit/(loss)		691	(8)	683	452	6	458
Sales, general and administration expenses		(197)	(18)	(215)	(120)	(83)	(203)
Intangible amortization	8	(122)	-	(122)	(54)	-	(54)
Operating profit/(loss)		372	(26)	346	278	(77)	201
Finance expense	6	(230)	(123)	(353)	(208)	(99)	(307)
Finance income	6	-	-	-	-	78	78
Profit/(loss) before tax		142	(149)	(7)	70	(98)	(28)
Income tax (charge)/credit		(52)	30	(22)	(47)	20	(27)
Profit/(loss) for the period		90	(119)	(29)	23	(78)	(55)

Loss attributable to:
Owners of the parent				(29)			(55)
Non-controlling interests				-			-
Loss for the period				(29)			(55)

Loss per share:
Basic loss for the period attributable to ordinary equity holders of the parent	7			(€0.13)			(€0.27)

The accompanying notes to the consolidated interim financial statements are an integral part of these consolidated interim financial statements.

2	Ardagh Group S.A.

ARDAGH GROUP S.A.
CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Three months ended June 30,		Six months ended June 30,
	Note	2017 €m Unaudited	2016 €m Unaudited	2017 €m Unaudited	2016 €m Unaudited

Profit/(loss) for the period		30	(69)	(29)	(55)

Other comprehensive (expense)/income
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		(24)	(46)	(1)	3
		(24)	(46)	(1)	3
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		(128)	17	(132)	(2)
-Movement out of reserve		116	(8)	141	10
-Movement in deferred tax		3	(3)	1	(3)
		(9)	6	10	5
Items that will not be reclassified to income statement
-Re-measurements of employee benefit obligations	12	7	(91)	10	(154)
-Deferred tax movement on employee benefit obligations		(1)	26	(4)	46
		6	(65)	6	(108)

Total other comprehensive (expense)/income for the period		(27)	(105)	15	(100)

Total comprehensive income/(expense) for the period		3	(174)	(14)	(155)

Attributable to:
Owners of the parent		3	(174)	(14)	(155)
Non-controlling interests		-	-	-	-
Total comprehensive income/(expense) for the period		3	(174)	(14)	(155)

The accompanying notes to the consolidated interim financial statements are an integral part of these consolidated interim financial statements.

3	Ardagh Group S.A.

ARDAGH GROUP S.A.
CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	Note	At June 30, 2017 €m Unaudited	At December 31, 2016 €m Audited
Non-current assets
Intangible assets	8	3,616	3,904
Property, plant and equipment	8	2,810	2,911
Derivative financial instruments		-	124
Deferred tax assets		246	259
Other non-current assets		18	20
		6,690	7,218

Current assets
Inventories		1,177	1,125
Trade and other receivables		1,367	1,164
Derivative financial instruments		10	11
Restricted cash		28	27
Cash and cash equivalents		693	745
		3,275	3,072

TOTAL ASSETS		9,965	10,290

The accompanying notes to the consolidated interim financial statements are an integral part of these consolidated interim financial statements.

4	Ardagh Group S.A.

ARDAGH GROUP S.A.
CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION (CONTINUED)

	Note	At June 30, 2017 €m Unaudited	At December 31, 2016 €m Audited
Equity attributable to owners of the parent
Issued capital	9	22	-
Share premium	9	1,090	136
Capital contribution		431	431
Other reserves		(315)	(324)
Retained earnings		(2,429)	(2,313)
		(1,201)	(2,070)
Non-controlling interests		1	2
TOTAL EQUITY		(1,200)	(2,068)

Non-current liabilities
Borrowings	10	7,168	8,142
Employee benefit obligations		880	905
Deferred tax liabilities		633	694
Derivative financial instruments		112	-
Related party borrowings	11	-	673
Provisions		47	57
		8,840	10,471
Current liabilities
Borrowings	10	406	8
Interest payable		69	81
Derivative financial instruments		-	8
Trade and other payables		1,632	1,539
Amounts payable to parent companies	11	6	-
Income tax payable		156	182
Provisions		56	69
		2,325	1,887

TOTAL LIABILITIES		11,165	12,358

TOTAL EQUITY and LIABILITIES		9,965	10,290

The accompanying notes to the consolidated interim financial statements are an integral part of these consolidated interim financial statements.

5	Ardagh Group S.A.

ARDAGH GROUP S.A.
CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

Attributable to the owner of the parent
	Share capital €m Unaudited	Share premium €m Unaudited	Capital contribution €m Unaudited	Foreign currency translation reserve €m Unaudited	Cash flow hedges €m Unaudited	Retained earnings €m Unaudited	Total €m Unaudited	Non-controlling interests €m Unaudited	Total equity €m Unaudited

At January 1, 2017	-	136	431	(291)	(33)	(2,313)	(2,070)	2	(2,068)
Loss for the period	-	-	-	-	-	(29)	(29)	-	(29)
Other comprehensive (expense)/income	-	-	-	(1)	10	6	15	-	15
Share re-organization (Note 9)	22	(22)	-	-	-	-	-	-	-
Share issuance (Note 9)	-	303	-	-	-	-	303	-	303
Conversion of related party loan (Note 11)	-	673	-	-	-	-	673	-	673
Dividends paid (Note 15)	-	-	-	-	-	(93)	(93)	-	(93)
Disposal of non-controlling interest	-	-	-	-	-	-	-	(1)	(1)
At June 30, 2017	22	1,090	431	(292)	(23)	(2,429)	(1,201)	1	(1,200)

At January 1, 2016	-	400	-	(239)	(2)	(2,141)	(1,982)	2	(1,980)
Loss for the period	-	-	-	-	-	(55)	(55)	-	(55)
Other comprehensive income/(expense)	-	-	-	3	5	(108)	(100)	-	(100)
At June 30, 2016	-	400	-	(236)	3	(2,304)	(2,137)	2	(2,135)

The accompanying notes to the consolidated interim financial statements are an integral part of these consolidated interim financial statements.

6	Ardagh Group S.A.

ARDAGH GROUP S.A.
CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Three months ended June 30,		Six months ended June 30,
	Note	2017 €m Unaudited	2016 €m Unaudited	2017 €m Unaudited	2016 €m Unaudited

Cash flows from operating activities
Cash generated from operations	13	309	243	416	322
Interest paid		(135)	(108)	(211)	(174)
Income tax paid		(27)	(26)	(40)	(32)
Net cash from operating activities		147	109	165	116

Cash flows from investing activities
Purchase of business, net of cash acquired		-	(2,571)	-	(2,571)
Purchase of property, plant and equipment		(96)	(63)	(202)	(125)
Purchase of software and other intangibles		(3)	(3)	(6)	(5)
Proceeds from disposal of property, plant and equipment		1	1	1	1
Net cash used in investing activities		(98)	(2,636)	(207)	(2,700)

Cash flows from financing activities
Proceeds from borrowings		458	3,950	3,507	3,950
Repayment of borrowings		(838)	(1,311)	(3,656)	(1,313)
Net (costs)/proceeds from share issuance		(3)	-	310	-
Dividend paid	15	(29)	-	(93)	-
Early redemption premium paid		(22)	(59)	(76)	(59)
Deferred debt issue costs paid		(5)	(50)	(22)	(50)
Proceeds from the termination of derivative financial instruments		42	-	42	-
Net cash (outflow)/inflow from financing activities		(397)	2,530	12	2,528

Net (decrease)/increase in cash and cash equivalents		(348)	3	(30)	(56)

Cash and cash equivalents at beginning of period		1,082	488	772	553
Exchange (losses)/gains on cash and cash equivalents		(13)	48	(21)	42
Cash and cash equivalents at end of period		721	539	721	539

The accompanying notes to the consolidated interim financial statements are an integral part of these consolidated interim financial statements.

7	Ardagh Group S.A.

ARDAGH GROUP S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	General information

Ardagh Group S.A. was incorporated in Luxembourg on May 6, 2011. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg.

On March 20, 2017 the Company closed its initial public offering (“IPO”) of 18,630,000 Class A common shares on the New York Stock Exchange (“NYSE”).

Ardagh Group S.A. and its subsidiaries (together the “Group” or “Ardagh”) is a leading supplier of innovative, value-added rigid packaging solutions.  The Group’s products include metal and glass containers primarily for food and beverage markets. End-use categories include beer, wine, spirits, carbonated soft drinks, energy drinks, juices and flavored waters, as well as food, seafood and nutrition.  Ardagh also supplies the paints & coatings, chemicals, personal care, pharmaceuticals and general household end-use categories.

On June 30, 2016, the Group completed the acquisition of certain beverage can manufacturing assets from Ball Corporation and Rexam PLC (the “Beverage Can Acquisition”).

2.	Statement of directors’ responsibilities

The Directors are responsible for preparing the unaudited Consolidated Interim Financial Statements. The Directors are required to prepare financial information for each financial period of the state of affairs of the Group and of the profit or loss of the Group for that period. In preparing the financial statements, the Directors are required to:

-	select suitable accounting policies and then apply them consistently;
-	make judgments and estimates that are reasonable and prudent; and
-	prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the unaudited Consolidated Interim Financial Statements.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group’s website at: www.ardaghgroup.com.

The Consolidated Interim Financial Statements were approved for issue by the Board of Directors of Ardagh Group S.A. (the “Board”) on July 26, 2017.

3.	Summary of significant accounting policies

Basis of preparation

The Consolidated Interim Financial Statements for the three and six months ended June 30, 2017 and 2016 have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’. The Consolidated Interim Financial Statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Annual Report for the year ended December 31, 2016, which was prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the IASB and related interpretations, and on which the independent auditor’s report was unqualified.

Income tax in interim periods is accrued using the effective tax rate expected to be applicable to annual earnings.

The accounting policies, presentation and methods of computation followed in the Consolidated Interim Financial Statements are the same as those applied in the Group’s latest Annual Report.

Re-presentation of prior year comparatives

In accordance with IFRS 3R ‘Business Combinations’, a number of fair value adjustments were made in relation to the net assets acquired as part of the Beverage Can Acquisition. The measurement period in respect of the Beverage Can Acquisition during which the company may adjust the provisional amounts recognized for the assets and liabilities acquired closed on June 30, 2017.  The purchase price allocation in respect of the Beverage Can Acquisition is now complete.

Accordingly the Group balance sheet at December 31, 2016 and the consolidated statement of changes in equity for the year ended December 31, 2016 have been re-presented to reflect the revised fair values.  This re-presentation has no impact on the consolidated interim income statement, consolidated interim statement of comprehensive income or consolidated interim statement of cash flows as previously reported. Please refer to note 14 for details of the final fair value of assets acquired and liabilities assumed as part of the Beverage Can Acquisition.

8	Ardagh Group S.A.

Recent changes in accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2017 has been assessed by the Directors. Amendments to IAS 7 effective from January 1, 2017 do not have a material effect on the consolidated financial statements. Other new standards or amendments to existing standards effective January 1, 2017 are not currently relevant for the Group. The Directors’ assessment of the impact of new standards, as listed below, which are not yet effective and which have not been early adopted by the Group, on the consolidated financial statements and disclosures is on-going.

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service.  The standard replaces IAS 18, ‘Revenue’ and IAS 11, ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted. The Group is continuing to assess the potential impacts of the new standard including performing a review of revenue streams and customer contracts in order to evaluate the effect that this standard may have on the consolidated income statement and the consolidated statement of financial position. Under current standards the Group recognizes revenue primarily on dispatch of goods. The adoption of this standard could require the Group to accelerate the recognition of revenue as compared to the current standards such that a portion of revenue may be recognized prior to dispatch of goods for certain customers in cases where the products that the Group manufactures for customers have no alternative use and for which the Group has an enforceable right to payment for production completed to date.

IFRS 9, ‘Financial instruments’. IFRS 9 replaces IAS 39 ‘Financial instruments: Recognition and measurement’ (“IAS 39”). IFRS 9 has been completed in a number of phases and includes requirements on the classification and measurement of financial assets and liabilities, impairment of assets and hedge accounting. It also includes an expected credit loss model that replaces the incurred loss impairment model currently used as well as hedge accounting amendments. This standard becomes effective for annual periods commencing on or after January 1, 2018. The Group is continuing to assess the impact of the implementation of this standard and, at this time, the Group does not expect there to be a significant impact on the statement of financial position in respect of classification of financial assets and liabilities. The Group is continuing to evaluate the impact of prospective changes to hedge accounting and the introduction of an expected credit loss model on the consolidated income statement, the consolidated statement of comprehensive income and the consolidated statement of financial position.

IFRS 16, ‘Leases’, sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. This information gives a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity. IFRS 16 replaces IAS 17, ‘Leases’, and later interpretations and will result in most operating leases being recorded on the consolidated statement of financial position. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Group is continuing to assess the effects that the adoption of IFRS 16 will have on the Group’s consolidated financial statements.

The IFRS Interpretations Committee issued IFRIC 23 ‘Uncertainty over income tax treatments’, which clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments.  IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. It is not expected that the application of this interpretation will have a material impact on the consolidated financial statements of the Group.

9	Ardagh Group S.A.

4.	Segment analysis

The Group’s four operating and reportable segments are Metal Packaging Europe, Metal Packaging Americas, Glass Packaging Europe and Glass Packaging North America. This reflects the basis on which the Group performance is reviewed by management and presented to the Board, which has now been identified as the Chief Operating Decision Maker (“CODM”) for the Group.

Performance of the business is assessed based on Adjusted EBITDA. Adjusted EBITDA is the net profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortization and exceptional operating items. Other items are not allocated to segments as these are not reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segmental revenue is not material.

Reconciliation of profit/(loss) for the period to Adjusted EBITDA
	Three months ended		Six months ended
	June 30, 2017 €m	June 30, 2016 €m	June 30, 2017 €m	June 30, 2016 €m
Profit/(loss) for the period	30	(69)	(29)	(55)
Income tax charge	31	10	22	27
Net finance expense	151	146	353	229
Depreciation and amortization	154	97	306	195
Exceptional operating items	13	72	26	77
Adjusted EBITDA	379	256	678	473

Segment results for the three months ended June 30, 2017 and 2016 are:
	Revenue		Adjusted EBITDA
	2017 €m	2016 €m	2017 €m	2016 €m
Metal Packaging Europe	786	398	134	68
Metal Packaging Americas	434	83	68	13
Glass Packaging Europe	366	371	80	79
Glass Packaging North America	435	429	97	96
Group	2,021	1,281	379	256

Segment results for the six months ended June 30, 2017 and 2016 are:
	Revenue		Adjusted EBITDA
	2017 €m	2016 €m	2017 €m	2016 €m
Metal Packaging Europe	1,474	782	238	127
Metal Packaging Americas	839	174	113	23
Glass Packaging Europe	685	692	144	142
Glass Packaging North America	867	851	183	181
Group	3,865	2,499	678	473

10	Ardagh Group S.A.

5.	Exceptional items

	Three months ended		Six months ended
	June 30, 2017 €m	June 30, 2016 €m	June 30, 2017 €m	June 30, 2016 €m
Restructuring costs	8	9	8	10
Plant start-up costs	-	3	-	5
Past service credit	-	(21)	-	(21)
Exceptional items – cost of sales	8	(9)	8	(6)

Transaction related costs – acquisition, integration and IPO	5	80	18	82
Restructuring and other costs	-	1	-	1
Exceptional items – SGA expenses	5	81	18	83

Debt refinancing and settlement costs	28	84	109	84
Exceptional loss on derivative financial instruments	14	-	14	-
Interest payable on acquisition notes	-	15	-	15
Exceptional items – finance expense	42	99	123	99

Exceptional gain on derivative financial instruments	-	(78)	-	(78)
Exceptional items – finance income	-	(78)	-	(78)

Total exceptional items	55	93	149	98

The following exceptional items have been recorded in the six months ended June 30, 2017:

•
€109 million debt refinancing and settlement costs relating to the notes and loans redeemed and repaid in January, March, April and June 2017 and to be repaid in August 2017, principally comprising premiums payable on the early redemption of the notes and accelerated amortization of deferred finance costs and issue discounts.

•	€18 million transaction related costs, primarily comprised of costs directly attributable to the acquisition and integration of the Beverage Can Business and other IPO and transaction related costs.
•	€14 million exceptional loss on the termination of $500 million of the Group’s U.S. dollar to British pound cross currency interest rate swaps (‘CCIRS’) in June 2017.
•	€8 million costs relating to capacity realignment in Metal Packaging Europe.

The following exceptional items have been recorded in the six months ended June 30, 2016:

•	€21 million pension service credit in Glass Packaging North America, following the amendment of certain defined benefit pension schemes during the period.
•	€82 million transaction related costs relating primarily to costs attributable to the acquisition of the Beverage Can Business.
•
€84 million debt refinancing costs relating to the notes repaid in May 2016, including premiums payable on the early redemption of the notes, accelerated amortisation of deferred finance costs, debt issuance premium and discounts and interest charges incurred in lieu of notice.

•
€78 million exceptional gain on derivative financial instruments relating to the gain on fair value of cross currency interest rate swaps which were entered into during the period ended June 30, 2016 and for which hedge accounting had not been applied in the six months ended June 30, 2016.

11	Ardagh Group S.A.

6.	Finance income and expense

	Three months ended		Six months ended
	June 30, 2017 €m	June 30, 2016 €m	June 30, 2017 €m	June 30, 2016 €m
Senior Secured and Senior Notes	98	94	199	193
Term Loan	-	7	5	13
Other interest expense	1	1	3	3
Interest expense	99	102	207	209
Net pension interest costs	5	5	12	11
Foreign currency translation losses/(gains)	5	18	11	(12)
Finance expense before exceptional items	109	125	230	208
Exceptional finance expense (Note 5)	42	99	123	99
Total finance expense	151	224	353	307
Exceptional finance income (Note 5)	-	(78)	-	(78)
Net finance expense	151	146	353	229

7.	Earnings per share

Basic earnings per share (EPS) is calculated by dividing the profit/(loss) for the period attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period.

The following table reflects the income statement profit/(loss) and share data used in the basic EPS computations:

	Three months ended June 30,		Six months ended June 30,
	2017 €m	2016 €m	2017 €m	2016 €m

Profit/(loss) attributable to ordinary equity holders	30	(69)	(29)	(55)

Weighted average number of ordinary shares for basic EPS (millions)	236.3	202.0	222.8	202.0

Profit/(loss) per share	€0.13	(€0.34)	(€0.13)	(€0.27)

The weighted average number of ordinary shares at June 30, 2016 has been re-presented to adjust for the share reorganization completed in March 2017 as set out in note 9 (i).

Please refer to note 9 for further details of transactions involving ordinary shares in the six months ended June 30, 2017. There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and authorization of these financial statements.

8.	Intangible assets and property, plant and equipment

	Goodwill €m	Customer relationships €m	Technology and other €m	Software €m	Total intangible assets €m	Property, plant and equipment €m
Net book value at January 1, 2017	1,981	1,764	139	20	3,904	2,911
Additions	-	-	5	1	6	174
Charge for the period	-	(102)	(15)	(5)	(122)	(184)
Exchange	(94)	(71)	(7)	-	(172)	(91)
Net book value at June 30, 2017	1,887	1,591	122	16	3,616	2,810

12	Ardagh Group S.A.

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the financial year) or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered the carrying amount of goodwill and concluded that it is fully recoverable as at June 30, 2017. Having considered the projected cash flows of the cash generating units to which the goodwill is allocated, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

9.	Issued capital and reserves

Share capital

Issued and fully paid shares:
		Number of shares (million)	€m
At December 31, 2016:
– Ordinary shares (par value €0.01)		11.1	-
Cancellation of ordinary shares	(i)	(11.1)	-
Issue of shares:
– Class A common shares (par value €0.01)	(ii)	18.6	-
– Class B common shares (par value €0.10)	(i)	217.7	22
At June 30, 2017		236.3	22

(i) Share reorganization

In March 2017, the Company completed a reorganization of its capital structure.

The authorized share capital of the Company was set at €55 million, divided into 1 billion Class A common shares at a par value of €0.01 and 450 million Class B common shares at a par value of €0.10 per share.

The 11,111,200 outstanding ordinary shares of the Company were cancelled and the existing shareholders were issued on a pro rata basis 1,111,120 Class B common shares with an equivalent total par value to the cancelled shares. In addition, the Company converted its €673 million related party loan payable to ARD Group Finance Holdings S.A. (a subsidiary of its intermediate parent and a shareholder of the Company), into 86,154 Class B common shares, and issued 216,498,726 Class B common shares on a pro rata basis to existing shareholders, for no additional consideration. The par value was satisfied by a reallocation of existing share premium. Consequently, there was a total of 217,696,000 Class B common shares in issue prior to the Company’s IPO, as described below.

(ii) Share issuance

On March 20, 2017, the Company closed its IPO of 18,630,000 Class A common shares on the NYSE at $19.00 per share. The net proceeds of the IPO were €303 million, after deducting underwriting discounts of €20 million and directly attributable transaction costs of €10 million.

13	Ardagh Group S.A.

10.	Financial assets and liabilities

At June 30, 2017, the Group’s net debt and available liquidity is as follows:

Facility	Currency	Maximum amount drawable	Final maturity date	Facility type	Amount drawn		Undrawn amount
		Local currency m			Local currency m	€m	€m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	750	-
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	876	-
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	440	-
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	627	-
4.250% First Priority Senior Secured Notes	EUR	405	15-Jan-22	Bullet	405	405	-
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	455	-
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,494	-
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,446	-
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	750	-
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	386	-
HSBC Securitization Program	EUR	130	14-Dec-19	Revolving	-	-	130
Bank of America Facility	USD	155	11-Apr-18	Revolving	-	-	136
Unicredit Working Capital and Performance Guarantee Credit Lines	EUR	1	Rolling	Revolving	-	-	1
Finance lease obligations	GBP/EUR			Amortizing	5	5	-
Other borrowings	EUR	3		Amortizing	3	3	-
Total borrowings / undrawn facilities						7,637	267
Deferred debt issue costs, bond discounts and premiums						(63)	-
Net borrowings / undrawn facilities						7,574	267
Cash, cash equivalents and restricted cash						(721)	721
Derivative financial instruments used to hedge foreign currency and interest rate risk						111	-
Net debt / available liquidity						6,964	988

Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt.

The fair value of the Group’s borrowings at June 30, 2017 is €8,029 million (December 31, 2016: €8,462 million).

Fair values are calculated as follows:

(i)          Senior secured and senior notes – The fair value of debt securities in issue is based on quoted market prices.
(ii)         Loan notes – The fair value of our loan terms are based on quoted market prices; however, these quoted market prices represent Level 2 inputs because the markets in which the term loans trade were not active.
(iii)        Bank loans, overdrafts and revolving credit facilities – The estimated value of fixed interest bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity.
(iv)        Finance leases – The carrying amount of finance leases is assumed to be a reasonable approximation of fair value.
(v)         CCIRS - The fair value of the CCIRS are based on quoted market prices and represent Level 2 inputs.

14	Ardagh Group S.A.

At December 31, 2016, the Group’s net debt and available liquidity was as follows:

Facility	Currency	Maximum amount drawable	Final maturity date	Facility type	Amount drawn		Undrawn amount
		Local currency m			Local currency m	€m	€m
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	949	-
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	440	-
4.250% First Priority Senior Secured Notes	EUR	1,155	15-Jan-22	Bullet	1,155	1,155	-
Senior Secured Floating Rate Notes	USD	500	15-May-21	Bullet	500	474	-
First Priority Senior Secured Floating Rate Notes	USD	1,110	15-Dec-19	Bullet	1,110	1,053	-
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,565	-
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	750	-
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	417	-
6.750% Senior Notes	USD	415	31-Jan-21	Bullet	415	394	-
6.250% Senior Notes	USD	415	31-Jan-19	Bullet	415	394	-
Term Loan B Facility	USD	663	17-Dec-21	Amortizing	663	629	-
HSBC Securitization Program	EUR	102	14-Jun-18	Revolving	-	-	102
Bank of America Facility	USD	155	11-Apr-18	Revolving	-	-	147
Unicredit Working Capital and Performance Guarantee Credit Lines	EUR	1	Rolling	Revolving	-	-	1
Finance lease obligations	GBP/EUR			Amortizing	7	7	-
Other borrowings	EUR	3		Amortizing	3	3	-
Total borrowings / undrawn facilities						8,230	250
Deferred debt issue costs and bond discount						(80)	-
Net borrowings / undrawn facilities						8,150	250
Cash, cash equivalents and restricted cash						(772)	772
Derivative financial instruments used to hedge foreign currency and interest rate risk						(124)	-
Net debt / available liquidity						7,254	1,022

Financing Activity

On January 30, 2017, the Group issued $1,000 million 6.000% Senior Notes due 2025. The proceeds, together with certain cash, were used to partially redeem, on the same day, $845 million First Priority Senior Secured Floating Rate Notes due 2019, to redeem in full on March 2, 2017, the $415 million 6.250% Senior Notes due 2019 and to pay applicable redemption premiums and accrued interest.

On March 8, 2017, the Group issued €750 million 2.750% Senior Secured Notes due 2024, $715 million 4.250% Senior Secured Notes due 2022 and $700 million 6.000% Senior Notes due 2025. On March 9, 2017, using the proceeds from the notes issued on March 8, 2017, the Group redeemed €750 million 4.250% First Priority Senior Secured Notes due 2022, redeemed in full the $265 million First Priority Senior Secured Floating Rate Notes due 2019 and repaid in full the $663 million Term Loan B Facility, together with applicable redemption premiums and accrued interest.

On April 10, 2017, using the proceeds of the notes issued on March 8, 2017, the Group redeemed in full the $415 million 6.750% Senior Notes due 2021 and paid applicable redemption premiums and accrued interest.

15	Ardagh Group S.A.

On June 2, 2017, the Group gave irrevocable notice to the holders of the 4.250% First Priority Senior Secured Notes due 2022, of its intention to redeem the notes in full on August 1, 2017, in accordance with their terms. These notes are classified as current liabilities at June 30, 2017.

On June 12, 2017, the Group issued £400 million 4.750% Senior Notes due 2027. The proceeds, together with certain cash, were used to redeem, on June 12, 2017, the Group’s $500m Senior Secured Floating Rate Notes due 2021, and to pay applicable redemption premiums and accrued interest.

Cross currency interest rate swaps

The Group hedges certain of its external borrowings and interest payable thereon using CCIRS. In the six months ended June 30, 2017 the Group executed a number of CCIRS to swap (i) the U.S. dollar principal and interest repayments on $1,250 million of its U.S. dollar-denominated borrowings into euro, and (ii) the euro principal and interest repayments on €332 million of its euro denominated borrowings into British pounds.

In June 2017, as a result of the issuance of the £400 million 4.750% Senior Notes due 2027, the Group terminated $500 million of its existing U.S. dollar to British pound CCIRS, due for maturity in February 2023. The Group received net proceeds of €42 million in consideration of the termination.

11.	Related party borrowings

During the six months to June 30, 2017, a related party loan of €673 million, payable to ARD Group Finance Holdings S.A. (a subsidiary of its intermediate parent company and a shareholder of the Company), was converted into 86,154 Class B common shares in accordance with the terms of the loan agreement as set out in note 9. Following the conversion, the related party borrowings at June 30, 2017 were €nil (December 31, 2016: €673 million). Amounts payable to parent companies was €6 million at June 30, 2017 (December 31, 2016: €nil).

12.	Employee benefit obligations

Employee benefit obligations at June 30, 2017 have been reviewed in respect of the latest discount rates and asset valuations. Re-measurement gains of €7 million and €10 million (2016 losses: €91 million and €154 million) have been recognized in the Consolidated Interim Statement of Comprehensive Income for the three and six months ended June 30, 2017 respectively.

13.	Cash generated from operating activities

	Three months ended		Six months ended
	June 30, 2017 €m	June 30, 2016 €m	June 30, 2017 €m	June 30, 2016 €m
Profit/(loss) for the period	30	(69)	(29)	(55)
Income tax charge	31	10	22	27
Net finance expense	151	146	353	229
Depreciation and amortization	154	97	306	195
Exceptional operating items	13	72	26	77
Movement in working capital	(42)	(3)	(223)	(125)
Acquisition-related, IPO, plant start-up and other exceptional costs paid	(26)	(6)	(34)	(20)
Exceptional restructuring paid	(2)	(4)	(5)	(6)
Cash generated from operations	309	243	416	322

16	Ardagh Group S.A.

14.	Business combinations

On April 22, 2016 the Group entered into an agreement with Ball Corporation and Rexam PLC to acquire the Beverage Can Business. The acquisition was completed on June 30, 2016.

The acquired business comprises ten beverage can manufacturing plants and two end plants in Europe, seven beverage can manufacturing plants and one end plant in the United States, two beverage can manufacturing plants in Brazil and certain innovation and support functions in Germany, the UK, Switzerland and the United States. The acquired business has annual revenue of approximately €2.8 billion ($3.0 billion).

This was a strategically important acquisition which was highly complementary to the Group’s then existing metal and glass packaging businesses.

The following table summarizes the consideration paid for the Beverage Can Business and the fair value of assets acquired and liabilities assumed.

€m
Cash and cash equivalents	10
Property, plant and equipment	632
Intangible assets	1,289
Inventories	265
Trade and other receivables	331
Trade and other payables	(436)
Net deferred tax liability	(146)
Employee benefit obligations	(116)
Provisions	(38)
Total identifiable net assets	1,791
Goodwill	904
Total consideration	2,695

The allocations above are based on the fair values at the acquisition date. The purchase price allocation is complete at June 30, 2017.

Goodwill arising from the acquisition reflects the anticipated synergies from integrating the acquired business into the Group and the skills and the technical talent of the Beverage Can workforce.

Goodwill of €268 million which relates to the North American Beverage Can Business is expected to be deductible for tax purposes.

15.	Dividends

	Three months ended		Six months ended
	June 30, 2017 €m	June 30, 2016 €m	June 30, 2017 €m	June 30, 2016 €m
Cash dividends on ordinary shares declared and paid:
Interim dividend for 2017: €0.30 per share (2016: €nil per share)	-	-	64	-
Interim dividend for 2017: €0.13 per share (2016: €nil per share)	29	-	29	-
	29	-	93	-

On March 1, 2017 the Company declared and paid a dividend of €64 million to its parent company. On April 27, 2017, the Group declared a cash dividend of $0.14 per common share. The dividend of €29 million was paid on May 31, 2017 to shareholders of record on May 17, 2017.

17	Ardagh Group S.A.

16.	Related party transactions

Certain of the Company’s directors acquired Class A common shares issued by the Company on March 20, 2017 as part of the IPO. During the six months ended June 30, 2017, the Group received a loan from a parent company of €10 million. At June 30, 2017, the total amounts payable to parent companies was €6 million (2016: €nil).

With the exception of the above items and the conversion of the Company’s related party loan payable into Class B common shares as described in note 11 and the dividends paid to parent outlined in note 15, there were no other transactions in the three and six months ended June 30, 2017 with related parties as disclosed in the Group’s Annual Report that had a material effect on the financial position or performance of the Group.

17.	Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

•	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
•	the operation of installations for manufacturing of container glass;
•	the generation, storage, handling, use and transportation of hazardous materials;
•	the emission of substances and physical agents into the environment;
•	the discharge of waste water and disposal of waste;
•	the remediation of contamination;
•	the design, characteristics, collection and recycling of its packaging products; and
•	the manufacturing, sale and servicing of machinery and equipment for the container glass and metal packaging industry.

The Group believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under both existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amount accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending.

Legal matters

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh. The investigation is ongoing, and there is at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision has been recognized.

On April 21, 2017 a jury in the United States awarded $50 million in damages against the Group’s US glass business, formerly Verallia North America (“VNA”), in respect of one of two asserted patents alleged to have been infringed by VNA. Ardagh disagrees with the decision of the jury, both as to liability and quantum of damages, and strongly believes that the case is without merit. Ardagh will vigorously pursue all options including appeal. The case was filed before Ardagh acquired VNA and customary indemnifications are in place between Ardagh and the seller of VNA.

With the exception of the above legal matters, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a materially adverse effect on its business, financial condition, results of operations or cash flows.

18.	Seasonality of operations

The Group’s revenue and cash flows are both subject to seasonal fluctuations. Demand for our metal products is largely related to agricultural harvest periods and following the Beverage Can Acquisition, to the seasonal demand pattern of beverage consumption which peaks during the late spring and summer months and in the period prior to the winter holiday season. Demand for our glass products is typically strongest during the summer months and in the period prior to December because of the seasonal nature of beverage consumption. The investment in working capital for Metal Packaging Europe and Metal Packaging Americas generally follows the seasonal pattern of operations. The investment in working capital for Glass Packaging Europe and Glass Packaging North America typically peaks in the first quarter. The Group manages the seasonality of working capital by supplementing operating cash flows with drawings under our securitization and revolving credit facilities.

19.	Events after the reporting period

On July 26, 2017, the Board declared a cash dividend of $0.14 per common share, payable on August 31, 2017, to shareholders of record on August 17, 2017.

18	Ardagh Group S.A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by reference to the unaudited Consolidated Interim Financial Statements for the three and six months ended June 30, 2017 including the related notes thereto. As used in this section, the “Group” refers to Ardagh Group S.A. and its subsidiaries.

Some of the measures used in this report are not measurements of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit/(loss) or profit/(loss) for the period as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

Business Drivers
The main factors affecting our results of operations for both Metal Packaging and Glass Packaging are: (i) global economic trends and end-consumer demand for our products; (ii) prices of energy and raw materials used in our business, primarily tinplate, aluminum, cullet, sand, soda ash and limestone, and our ability to pass through these and other cost increases to our customers, through contractual pass-through mechanisms under multi-year contracts, or through renegotiation in the case of short-term contracts; (iii) investment in operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the U.S. dollar, British pound, Swedish krona, Polish zloty, Danish krone and Brazilian real.

In addition, certain other factors affect revenue and operating profit/(loss) for Metal Packaging and Glass Packaging.

Metal Packaging
Metal Packaging generates its revenue from supplying Metal Packaging to a wide range of consumer-driven end-use categories. Revenue is primarily dependent on sales volumes and sales prices.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our Metal Packaging plants. Demand for our metal containers may be influenced by vegetable and fruit harvests, seafood catches, trends in the consumption of food and beverages, trends in the use of consumer products, industry trends in packaging, including marketing decisions, and the impact of environmental regulations. The size and quality of harvests and catches vary from year to year, depending in large part upon the weather in the regions in which we operate. The food can industry is seasonal in nature, with strongest demand during the end of the summer, coinciding with the harvests. Accordingly, Metal Packaging’s shipment volume of containers is typically highest in the second and third quarters and lowest in the first and fourth quarters. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as the period leading up to holidays in December. Accordingly, we generally build inventories in the first quarter in anticipation of the seasonal demands in both our food and beverage businesses.

Metal Packaging generates the majority of its earnings from operations during the second and third quarters. Metal Packaging’s Adjusted EBITDA is based on revenue derived from selling our metal containers and is affected by a number of factors, primarily cost of sales. The elements of Metal Packaging’s cost of sales include (i) variable costs, such as electricity, raw materials (including the cost of tinplate and aluminum), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant-related costs including depreciation, maintenance and sales, marketing and administrative costs. Metal Packaging variable costs have typically constituted approximately 80% and fixed costs approximately 20% of the total cost of sales for our metal containers manufacturing business.

Glass Packaging
Glass Packaging generates its revenue principally from selling our glass containers. Glass Packaging revenue is primarily dependent on sales volumes and sales prices. Glass Packaging includes our glass engineering business, Heye International, and our mold manufacturing and repair operations.

Sales volumes are affected by a number of factors, including factors impacting customer demand, seasonality and the capacity of Glass Packaging’s plants. Demand for glass containers may be influenced by trends in the consumption of beverages, industry trends in packaging, including marketing decisions, and the impact of environmental regulations. The beverage sales within our Glass Packaging business are seasonal in nature, with stronger demand during the summer and during periods of warm weather, as well as the period leading up to holidays in December. Accordingly, Glass Packaging’s shipment volume of glass containers is typically lower in the first quarter. Glass Packaging builds inventory in the first quarter in anticipation of these seasonal demands. In addition, Glass Packaging generally schedules shutdowns of its plants for rebuilding and repairs of machinery in the first quarter. These strategic shutdowns and seasonal sales patterns adversely affect profitability in Glass Packaging’s glass manufacturing operations during the first quarter of the year. Plant shutdowns may also affect the comparability of results from period to period. Glass Packaging’s working capital requirements are typically greatest at the end of the first quarter of the year.

Glass Packaging’s Adjusted EBITDA is based on revenue derived from selling our glass containers and glass engineering products and services and is affected by a number of factors, primarily cost of sales. The elements of Glass Packaging’s cost of sales for its glass container manufacturing business include (i) variable costs, such as natural gas and electricity, raw materials (including the cost of cullet (crushed recycled glass)), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labour and other plant-related costs including depreciation, maintenance, sales, marketing and administrative costs. Glass Packaging’s variable costs have typically constituted approximately 40% and fixed costs approximately 60% of the total cost of sales for our glass container manufacturing business.

19	Ardagh Group S.A.

Recent Acquisitions and Disposals

The Beverage Can Acquisition
On June 30, 2016, the Group completed the Beverage Can Acquisition for total consideration of €2.7 billion.

Results of Operations of Ardagh

Three months ended June 30, 2017 compared to three months ended June 30, 2016

	Unaudited (in € millions, except percentages)
	Three months ended June 30,
	2017	2016

Revenue	2,021	1,281
Cost of sales	(1,648)	(1,032)
Gross profit	373	249
Sales, general and administration expenses	(102)	(135)
Intangible amortization	(59)	(27)
Operating profit	212	87
Net finance expense	(151)	(146)
Profit/(loss) before tax	61	(59)
Income tax charge	(31)	(10)
Profit/(loss) for the period	30	(69)

Revenue
Revenue in the three months ended June 30, 2017 increased by €740 million, or 58%, to €2,021 million, compared with €1,281 million in the three months ended June 30, 2016. The increase in revenue principally reflected the Beverage Can Acquisition, which increased revenue by €717 million compared with the same period in the prior year, the pass through of higher input costs and favourable foreign currency translation effects of €11 million.  These increases in revenue were partly offset by less favourable volume/mix effects and an immaterial reclassification of charges for ancillary services from revenue to cost of goods sold in Glass North America of €4 million.

Cost of sales
Cost of sales in the three months ended June 30, 2017 increased by €616 million, or 60%, to €1,648 million, compared with €1,032 million in the three months ended June 30, 2016. The increase in cost of sales in the period was primarily attributable to the Beverage Can Acquisition, the reclassification of charges for ancillary services described above, higher input costs and higher exceptional costs of sale, partly offset by operating and other cost reductions.

Gross profit
Gross profit in the three months ended June 30, 2017 increased by €124 million, or 50%, to €373 million, compared with €249 million in the three months ended June 30, 2016. Gross profit percentage in the three months ended June 30, 2017 decreased by 90 basis points to 18.5%, compared with 19.4% in the three months ended June 30, 2016, due to the mix effect of the Beverage Can Acquisition and higher exceptional cost of sales. Excluding exceptional cost of sales, gross profit percentage in the three months ended June 30, 2017 increased by 20 basis points to 18.9%, compared with the three months ended June 30, 2016. Further analysis of exceptional items is set out in the ‘Supplemental Management’s Discussion and Analysis’ section.

Sales, general and administration expenses
Sales, general and administration expenses in the three months ended June 30, 2017 decreased by €33 million, or 24%, to €102 million, compared with €135 million in the three months ended June 30, 2016. Exceptional sales, general and administration expenses decreased by €76 million in 2017 reflecting lower acquisition costs incurred relating to the Beverage Can Acquisition. Excluding exceptional items, sales, general and administration expenses increased by €43 million, mainly due to the Beverage Can Acquisition.

Intangible amortization
Intangible amortization in the three months ended June 30, 2017 increased by €32 million, or 119%, to €59 million, compared with €27 million in the three months ended June 30, 2016. The increase was attributable to three months amortization of the intangible assets arising from the Beverage Can Acquisition, as well as currency translation effects.

Operating profit
Operating profit in the three months ended June 30, 2017 increased by €125 million, or 144%, to €212 million compared with €87 million in the three months ended June 30, 2016. The increase in operating profit reflected increased gross profit, offset by higher sales, general and administration expenses and intangible amortization as described above.

20	Ardagh Group S.A.

Net finance expense
Net finance expense for the three months ended June 30, 2017 increased by €5 million, or 3%, to €151 million compared with €146 million for the three months ended June 30, 2016. Net finance expense for the three months ended June 30, 2017 and 2016 comprised the following:

	Three months ended
	June 30, 2017 €m	June 30, 2016 €m
Interest expense	99	102
Exceptional net finance expense	42	21
Net pension interest cost	5	5
Foreign currency translation losses	5	18
Net finance expense	151	146

Interest expense decreased by €3 million to €99 million, compared with €102 million in the three months ended June 30, 2016. The decrease in interest expense was primarily attributable to the redemption in September 2016 of the $710 million 8.625% and €250 million 8.375% Senior PIK Notes due 2019 (the ‘Senior PIK Notes’), and the refinancing and redemption of certain debt securities in January, March and April 2017, partly offset by the interest charged on €2.7 billion of debt raised to finance the Beverage Can Acquisition.

Exceptional net finance expense of €42 million relate to expenses associated with the debt refinancing in June 2017, principally comprising early redemption premiums and accelerated amortization of deferred financing costs and issue discounts of €28 million, and the loss recognised on the termination of certain of the Group’s CCIRS of €14 million.

Foreign currency translation losses in the three months ended June 30, 2017 decreased by €13 million to €5 million compared with a loss of €18 million in the three months ended June 30, 2016. The reduction was driven largely by the redemption of the Senior PIK Notes as described above.

Income tax charge
Income tax charge in the three months ended June 30, 2017 was €31 million, an increase of €21 million in the three months ended June 30, 2016. The increase in income tax expense is primarily due to an increase in profit before exceptional items of €82 million, in addition to a decrease in income tax credit on exceptional items.

The effective income tax rate on profit before exceptional items for the three months ended June 30, 2017 was 36% compared to 88% for the three months ended June 30, 2016.

As a result of movements in profits and losses outlined above and non-deductible interest expense, a comparison of historic effective income tax rates is difficult. Due to the expected stabilization in our profit denominator and further deleveraging activities, which will reduce the levels of non-deductible interest, the effective income tax rate in the historical financial statements is not expected to be indicative of the expected effective income tax rate in future periods.

Profit/(loss) for the period
As a result of the items described above, the profit for the three months ended June 30, 2017 increased by €99 million to a profit of €30 million, compared with a loss of €69 million in the three-month period ended June 30, 2016.

21	Ardagh Group S.A.

Six months ended June 30, 2017 compared to six months ended June 30, 2016

	Unaudited (in € millions, except percentages)
	Six months ended June 30,
	2017	2016

Revenue	3,865	2,499
Cost of sales	(3,182)	(2,041)
Gross profit	683	458
Sales, general and administration expenses	(215)	(203)
Intangible amortization	(122)	(54)
Operating profit	346	201
Net finance expense	(353)	(229)
Loss before tax	(7)	(28)
Income tax charge	(22)	(27)
Loss for the period	(29)	(55)

Revenue
Revenue in the six months ended June 30, 2017 increased by €1,366 million, or 55%, to €3,865 million, compared with €2,499 million in the six months ended June 30, 2016. The increase in revenue is primarily a result of the Beverage Can Acquisition, which increased revenue by €1,301 million compared with the same period in the prior year, the pass through of higher input costs, positive volume/mix effects and favourable foreign currency translation effects of €16 million. These increases in revenue were partly offset by an immaterial reclassification of charges for ancillary services from revenue to cost of goods sold in Glass North America of €15 million.

Cost of sales
Cost of sales in the six months ended June 30, 2017 increased by €1,141 million, or 56%, to €3,182 million, compared with €2,041 million in the six months ended June 30, 2016. The increase in cost of sales in the period was largely the result of the Beverage Can Acquisition, the reclassification of ancillary services described above, higher input costs and higher exceptional costs of sale, partly offset by operating and other cost reductions.

Gross profit
Gross profit in the six months ended June 30, 2017 increased by €225 million, or 49%, to €683 million, compared with €458 million in the six months ended June 30, 2016. Growth in gross profit was less than growth in revenue due to the mix effect of the Beverage Can Acquisition and higher exceptional cost of sales. Gross profit percentage in the six months ended June 30, 2017 decreased by 60 basis points to 17.7%, compared with 18.3% in the six months ended June 30, 2016. Excluding exceptional costs of sale, gross profit percentage in the three months ended June 30, 2017 decreased by 20 basis points to 17.9%, compared with 18.1% in the three months ended June 30, 2016. Further analysis of exceptional items is set out in the ‘Supplemental Management’s Discussion and Analysis’ section.

Sales, general and administration expenses
Sales, general and administration expenses in the six months ended June 30, 2017 increased by €12 million, or 6%, to €215 million, compared with €203 million in the six months ended June 30, 2016. Exceptional sales, general and administration expenses decreased by €65 million in 2017 reflecting lower acquisition costs incurred relating to the Beverage Can Acquisition. Excluding exceptional items, sales, general and administration expenses increased by €77 million, due largely to the Beverage Can Acquisition.

Intangible amortization
Intangible amortization in the six months ended June 30, 2017 increased by €68 million, or 126%, to €122 million, compared with €54 million in the six months ended June 30, 2016. The increase was attributable to six months amortization of the intangible assets arising from the Beverage Can Acquisition and unfavourable currency translation effects.

Operating profit
Operating profit in the six months ended June 30, 2017 increased by €145 million, or 72%, to €346 million compared with €201 million in the six months ended June 30, 2016. The increase in operating profit reflected increased gross profit, offset by higher sales, general and administration expenses and intangible amortization as described above.

22	Ardagh Group S.A.

Net finance expense
Net finance expense in the six months ended June 30, 2017 increased by €124 million, or 54%, to €353 million, compared with €229 million in the six months ended June 30, 2016. Net finance expense for the six months ended June 30, 2017 and 2016 comprised the following:

	Six months ended
	June 30, 2017 €m	June 30, 2016 €m
Interest expense	207	209
Exceptional net finance expense	123	21
Net pension interest cost	12	11
Foreign currency translation losses/(gains)	11	(12)
Net finance expense	353	229

Interest expense decreased by €2 million to €207 million compared with €209 million in the six months ended June 30, 2016. The decrease in interest expense was primarily attributable to the redemption in September 2016 of the Senior PIK Notes and the refinancing and redemption of certain debt securities in April 2016 and in January and March 2017, partially offset by interest charged on €2.7 billion of debt raised to finance the Beverage Can Acquisition.

Exceptional net finance expense of €123 million relate to costs associated with the debt refinancing and redemption in January, March, April and June 2017, principally comprising early redemption premiums, accelerated amortization of deferred financing costs and issue discounts of €107 million, as well as a loss of €14 million recognised on the termination of certain of the Group’s CCIRS.

Foreign currency translation gains in the six months ended June 30, 2017 reduced by €23 million to a loss of €11 million compared with a gain of €12 million in the six months ended June 30, 2016. The reduction was driven primarily by the redemption of the Senior PIK Notes as described above.

Income tax charge
Income tax charge in the six months ended June 30, 2017 was €22 million, a decrease of €5 million compared with an income tax charge of €27 million in the six months ended June 30, 2016. This decrease was primarily a result of a €10 million increase in the income tax credit on exceptional items, partly offset by an increase in the income tax charge before exceptional items of €5 million.

The effective income tax rate on profit before exceptional items for the six months ended June 30, 2017 was 37%, compared to 67% for the six months ended June 30, 2016.

As a result of movements in profits and losses outlined above and non-deductible interest expense, a comparison of historic effective income tax rates is difficult. Due to the expected stabilization in our profit denominator and further deleveraging activities, which will reduce the levels of non-deductible interest, the effective income tax rate in the historical financial statements is not expected to be indicative of the expected effective income tax rate in future periods.

Loss for the period
As a result of the items described above, the loss for the six months ended June 30, 2017 decreased by €26 million to a loss of €29 million, compared with a loss of €55 million in the six months ended June 30, 2016.

23	Ardagh Group S.A.

Supplemental Management’s Discussion and Analysis

Key operating measures
Adjusted EBITDA is defined as profit/(loss) for the period before income tax expense/(credit), net finance expense, depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from us. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

For a reconciliation of the profit/(loss) for the period to Adjusted EBITDA see Note 4 of the Notes to the Unaudited Consolidated Interim Financial Statements.

Adjusted EBITDA in the three months ended June 30, 2017 increased by €123 million, or 48%, to €379 million compared with €256 million in the three months ended June 30, 2016. The impact of the Beverage Can Acquisition increased Adjusted EBITDA by €100 million in the three months ended June 30, 2017 compared with the same period in the prior year. Positive foreign currency translation effects increased Adjusted EBITDA by €1 million. Excluding the impact of the acquisition and foreign currency translation, Adjusted EBITDA grew by €22 million in the period, largely reflecting the achievement of operating and other cost savings, partly offset by less favourable volume/mix.

Adjusted EBITDA in the six months ended June 30, 2017 increased by €205 million, or 43%, to €678 million, compared with €473 million in the six months ended June 30, 2016. The impact of the Beverage Can Acquisition increased Adjusted EBITDA by €175 million in the six months ended June 30, 2017, compared with the same period in the prior year. Positive foreign currency translation effects increased Adjusted EBITDA by €1 million. Excluding the impact of the acquisition and foreign currency, Adjusted EBITDA grew by €29 million in the period, principally reflecting the achievement of operating and other cost savings.

Exceptional items
The following table provides detail on exceptional items from continuing operations included in cost of sales, sales, general and administration expenses, finance expense and finance income:

	Three months ended		Six months ended
	June 30, 2017 €m	June 30, 2016 €m	June 30, 2017 €m	June 30, 2016 €m
Restructuring costs	8	9	8	10
Plant start-up costs	-	3	-	5
Past service credit	-	(21)	-	(21)
Exceptional items – cost of sales	8	(9)	8	(6)

Transaction related costs – acquisition, integration and IPO	5	80	18	82
Restructuring and other costs	-	1	-	1
Exceptional items – SGA expenses	5	81	18	83

Debt refinancing and settlement costs	28	84	109	84
Exceptional loss on derivative financial instruments	14	-	14	-
Interest payable on acquisition notes	-	15	-	15
Exceptional items – finance expense	42	99	123	99

Exceptional gain on derivative financial instruments	-	(78)	-	(78)
Exceptional items – finance income	-	(78)	-	(78)

Total exceptional items	55	93	149	98

24	Ardagh Group S.A.

The following exceptional items have been recorded in the six months ended June 30, 2017:

•
€109 million debt refinancing and settlement costs relating to the notes and loans redeemed and repaid in January, March, April and June 2017 and to be repaid in July 2017, mainly comprising premiums payable on the early redemption of the notes and accelerated amortization of deferred finance costs and issue discounts.

•	€18 million transaction related costs, primarily comprised of costs directly attributable to the acquisition and integration of the Beverage Can Business and other IPO and transaction related costs.
•	€14 million exceptional loss on the termination of $500 million of the Group’s U.S. dollar to British pound cross currency interest rate swaps (‘CCIRS’) in June 2017.
•	€8 million costs relating to capacity realignment in Metal Packaging Europe.

The following exceptional items have been recorded in the six months ended June 30, 2016:

•	€21 million pension service credit in Glass Packaging North America, following the amendment of certain defined benefit pension schemes during the period.
•	€82 million transaction related costs relating primarily to costs attributable to the acquisition of the Beverage Can Business.
•
€84 million debt refinancing costs relating to the notes repaid in May 2016, including premiums payable on the early redemption of the notes, accelerated amortisation of deferred finance costs, debt issuance premium and discounts and interest charges incurred in lieu of notice.

•
€78 million exceptional gain on derivative financial instruments relating to the gain on fair value of CCIRS which were entered into during the period ended June 30, 2016 and for which hedge accounting had not been applied in the six months ended June 30, 2016.

Segment Information

Three months ended June 30, 2017 compared to three months ended June 30, 2016

Segment results for the three months ended June 30, 2017 and 2016 are:

	Revenue		Adjusted EBITDA
	2017 €m	2016 €m	2017 €m	2016 €m
Metal Packaging Europe	786	398	134	68
Metal Packaging Americas	434	83	68	13
Glass Packaging Europe	366	371	80	79
Glass Packaging North America	435	429	97	96
Group	2,021	1,281	379	256

Revenue
Metal Packaging Europe. Revenue increased by €388 million, or 97%, to €786 million in the three months ended June 30, 2017, compared with €398 million in the three months ended June 30, 2016. Revenue growth principally reflected the Beverage Can Acquisition in June 2016, which increased revenue by €385 million for the quarter, as well as the pass through of higher input costs, partly offset by less favourable volume/mix impacts and negative currency translation effects of €8 million.

Metal Packaging Americas.  Revenue increased by €351 million or 423% to €434 million in the three months ended June 30, 2017, compared with €83 million in the three months ended June 30, 2016. Revenue growth chiefly reflected the Beverage Can Acquisition in June 2016, which increased revenue by €332 million for the quarter, the pass through to customers of higher input costs, as well as the positive currency translation effects of €15 million, partly offset by less favourable volume/mix impacts.

Glass Packaging Europe. Revenue fell by €5 million, or 1%, to €366 million in the three months ended June 30, 2017, compared with €371 million in the three months ended June 30, 2016. The decrease in revenue was due largely to adverse foreign currency translation effects of €10 million and the pass through of lower input costs to customers, partly offset by favourable volume/mix effects.

Glass Packaging North America. Revenue increased by €6 million or 1% to €435 million in the three months ended June 30, 2017, compared with €429 million in the three months ended June 30, 2016. Revenue growth was due to positive currency translation effects of €14 million and the pass through of higher input costs to customers, partly offset by less favorable volume/mix effects and the €4 million reclassification of charges for ancillary services from revenue to cost of goods sold.

25	Ardagh Group S.A.

Adjusted EBITDA
Metal Packaging Europe. Adjusted EBITDA increased by €66 million, or 97%, to €134 million in the three months ended June 30, 2017, compared with €68 million in the three months ended June 30, 2016. Adjusted EBITDA growth primarily reflected the Beverage Can Acquisition in June 2016, which increased Adjusted EBITDA by €58 million for the quarter, as well as the achievement of operating and other cost savings, partly offset by less favourable volume/mix and adverse foreign currency translation effects.

Metal Packaging Americas. Adjusted EBITDA increased by €55 million, or 423%, to €68 million in the three months ended June 30, 2017, compared with €13 million the three months ended June 30, 2016. Adjusted EBITDA growth primarily reflected the Beverage Can Acquisition in June 2016, which increased Adjusted EBITDA by €42 million for the quarter, as well as the achievement of operating and other cost savings.

Glass Packaging Europe. Adjusted EBITDA increased by €1 million, or 1%, to €80 million in the three months ended June 30, 2017, compared with €79 million in the three months ended June 30, 2016. Growth in Adjusted EBITDA primarily reflected operating and other cost savings, which more than offset adverse currency translation effects of €2 million compared with the same period last year.

Glass Packaging North America. Adjusted EBITDA increased by €1 million or 1% to €97 million in the three months ended June 30, 2017, compared with €96 million in the three months ended June 30, 2016. Growth in Adjusted EBITDA primarily reflected positive currency translation effects of €3 million, partly offset by less favourable volume/mix effects.

Six months ended June 30, 2017 compared to six months ended June 30, 2016

Segment results for the six months ended June 30, 2017 and 2016 are:

	Revenue		Adjusted EBITDA
	2017 €m	2016 €m	2017 €m	2016 €m
Metal Packaging Europe	1,474	782	238	127
Metal Packaging Americas	839	174	113	23
Glass Packaging Europe	685	692	144	142
Glass Packaging North America	867	851	183	181
Group	3,865	2,499	678	473

Revenue
Metal Packaging Europe. Revenue increased by €692 million, or 88%, to €1,474 million in the six months ended June 30, 2017, compared with €782 million in the six months ended June 30, 2016. Revenue growth principally reflected the Beverage Can Acquisition in June 2016, which increased revenue by €680 million, as well as the pass through of higher input costs, partly offset by adverse currency translation effects of €18 million.

Metal Packaging Americas. Revenue increased by €665 million or 382% to €839 million in the six months ended June 30, 2017, compared with €174 million in the six months ended June 30, 2016. Revenue growth chiefly reflected the Beverage Can Acquisition in June 2016, which increased revenue by €621 million, the pass through of higher costs and positive currency translation effects.

Glass Packaging Europe. Revenue decreased by €7 million, or 1%, to €685 million in the six months ended June 30, 2017, compared with €692 million in the six months ended June 30, 2016. The decrease in revenue primarily reflected adverse foreign currency translation effects of €21 million and the pass through of lower input costs, partly offset by favourable volume/mix effects.

Glass Packaging North America. Revenue increased by €16 million or 2% to €867 million in the six months ended June 30, 2017, compared with €851 million in the six months ended June 30, 2016. Growth in revenue primarily reflected positive currency translation effects of €25 million and the pass through of higher input costs, partly offset by the €15 million reclassification of charges for ancillary services from revenue to cost of goods sold.

Adjusted EBITDA
Metal Packaging Europe. Adjusted EBITDA increased by €111 million, or 87%, to €238 million in the six months ended June 30, 2017, compared with €127 million in the six months ended June 30, 2016. Adjusted EBITDA growth primarily reflected the Beverage Can Acquisition in June 2016, which increased Adjusted EBITDA by €104 million for the period, as well as the achievement of operating and other cost savings, partly offset by unfavourable currency translation effects of €3 million.

Metal Packaging Americas. Adjusted EBITDA increased by €90 million, or 391%, to €113 million in the six months ended June 30, 2017, compared with €23 million in the six months ended June 30, 2016. Adjusted EBITDA growth principally reflected the Beverage Can Acquisition in June 2016, which increased Adjusted EBITDA by €71 million for the period, operating and other cost savings, as well as positive currency translation effects of €3 million.

26	Ardagh Group S.A.

Glass Packaging Europe. Adjusted EBITDA increased by €2 million, or 1%, to €144 million in the six months ended June 30, 2017, compared with €142 million in the six months ended June 30, 2016. The increased in Adjusted EBITDA chiefly reflected operating and other cost savings, partly offset by unfavourable currency translation effects of €4 million.

Glass Packaging North America. Adjusted EBITDA increased by €2 million, or 1%, to €183 million in the six months ended June 30, 2017, compared with €181 million in the six months ended June 30, 2016. Excluding positive currency translation effects of €5 million, Adjusted EBITDA decreased by €3 million, primarily due to less favourable volume/mix effects.

Liquidity and Capital Resources

Cash requirements related to operations
Our principal sources of cash are cash generated from operations and external financings, including borrowings and other credit facilities. Our principal funding arrangements include borrowings available under the HSBC Securitization Program and the Bank of America Facility.

Both our metal and glass packaging divisions’ sales and cash flows are subject to seasonal fluctuations. The investment in working capital for Metal Packaging excluding beverage generally builds over the first three quarters of the year, in line with agricultural harvest periods, and then unwinds in the fourth quarter, with the calendar year-end being the low point. Demand for our metal beverage and glass products is typically strongest during the summer months and in the period prior to December because of the seasonal nature of beverage consumption. The investment in working capital for metal beverage and Glass Packaging typically peaks in the first quarter. We manage the seasonality of our working capital by supplementing operating cash flows with drawings under our credit facilities.

The following table outlines our principal financing arrangements as of June 30, 2017:

Facility	Currency	Maximum amount drawable	Final maturity date	Facility type	Amount drawn		Undrawn amount
		Local currency m			Local currency m	€m	€m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	750	-
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	876	-
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	440	-
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	627	-
4.250% First Priority Senior Secured Notes	EUR	405	15-Jan-22	Bullet	405	405	-
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	455	-
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,494	-
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,446	-
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	750	-
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	386	-
HSBC Securitization Program	EUR	130	14-Dec-19	Revolving	-	-	130
Bank of America Facility	USD	155	11-Apr-18	Revolving	-	-	136
Unicredit Working Capital and Performance Guarantee Credit Lines	EUR	1	Rolling	Revolving	-	-	1
Finance lease obligations	GBP/EUR			Amortizing	-	5	-
Other borrowings	EUR	3		Amortizing	3	3	-
Total borrowings / undrawn facilities						7,637	267
Deferred debt issue costs, bond discount and premium						(63)	-
Net borrowings / undrawn facilities						7,574	267
Cash, cash equivalents and restricted cash						(721)	721
Derivative financial instruments used to hedge foreign currency and interest rate risk						111	-
Net debt / available liquidity						6,964	988

As of June 30, 2017, we had undrawn credit lines of up to €267 million at our disposal, together with cash, cash equivalents and restricted cash of €721 million, giving rise to available liquidity of €988 million. As of June 30, 2017, we were in compliance with all financial and non-financial covenants under our principal financing arrangements.

27	Ardagh Group S.A.

The following table outlines the minimum debt repayments we are obliged to make for the twelve months ending June 30, 2018. This table assumes that the minimum net principal repayment will be made, as provided for under each credit facility. It further assumes that the other credit lines will be renewed or replaced with similar facilities as they mature.

Facility	Currency	Local Currency	Final Maturity Date	Facility Type	Minimum net repayment for the twelve months ending June 30, 2018
		(in millions)			(in € millions)

HSBC Securitization Program	EUR	-	14-Dec-19	Revolving	-
Bank of America Facility	USD	-	11-Apr-18	Revolving	-
Unicredit Working Capital and Performance Guarantee Credit Lines	EUR	-	Rolling	Revolving	-
Finance lease obligations	GBP/EUR	1		Amortizing	1
Other borrowings	EUR	1		Amortizing	1
Minimum net repayment					2

We believe we have adequate liquidity to satisfy our cash needs for at least the next 12 months. In the three months ended June 30, 2017, we reported operating profit of €212 million, net cash from operating activities of €147 million and generated Adjusted EBITDA of €379 million. In the six months ended June 30, 2017, we reported operating profit of €346 million, net cash from operating activities of €165 million and generated Adjusted EBITDA of €678 million.

As described further below, we generate substantial cash flow from our operations and had €721 million in cash, cash equivalents and restricted cash as of June 30, 2017, as well as available but undrawn liquidity of €267 million under our credit facilities. We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our purchases of property, plant and equipment, interest payments on our notes and other credit facilities, principal payments of €405 million for which we have given notice and dividend payments for at least the next twelve months. In addition, we believe that we will be able to fund certain additional investments from our current cash balances, credit facilities and cash flow from operating activities.

Accordingly, we believe that our long-term liquidity needs primarily relate to the service of our debt obligations. We expect to satisfy our future long-term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to refinance our debt obligations in advance of their respective maturity dates, as we have successfully done in the past.

28	Ardagh Group S.A.

Cash flows
The following table sets forth a summary of our cash flow activity for the six months ended June 30, 2017 and 2016:

	Six months ended
	June 30, 2017 €m	June 30, 2016 €m
Operating profit	346	201
Depreciation and amortization	306	195
Exceptional operating items	26	77
Increase in working capital (1)	(223)	(125)
Acquisition-related, IPO, plant start-up and other exceptional costs paid	(34)	(20)
Exceptional restructuring paid	(5)	(6)
Cash generated from operations	416	322
Interest paid	(211)	(174)
Income tax paid	(40)	(32)
Net cash from operating activities	165	116

Purchase of business, net of cash acquired	-	(2,571)
Capital expenditure (2)	(207)	(129)
Net cash used in investing activities	(207)	(2,700)

Proceeds from borrowings	3,507	3,950
Repayment of borrowings	(3,656)	(1,313)
Proceeds from share issuance	310	-
Dividend paid	(93)	-
Early redemption premium paid	(76)	(59)
Deferred debt issue costs paid	(22)	(50)
Proceeds from the termination of derivative financial instruments	42	-
Net inflow from financing activities	12	2,528

Net decrease in cash and cash equivalents	(30)	(56)

Cash and cash equivalents at beginning of period	772	553
Exchange (losses)/gains on cash and cash equivalents	(21)	42
Cash and cash equivalents at end of period	721	539

(1)	Working capital comprises inventories, trade and other receivables, trade and other payables and current provisions.

(2)	Capital expenditure is net of proceeds from the disposal of property, plant and equipment.

Net cash from operating activities
Net cash from operating activities was €165 million in the six months ended June 30, 2017, an increase of €49 million, or 42%, compared with €116 million in the same period in 2016. The year on year increase was primarily due to an increase of €145 million in operating profit in the six months ended June 30, 2017 compared with the same period in 2016, an increase of €111 million in depreciation and amortization, partly offset by a reduction in operating exceptional items of €51 million and an increase of €98 million in working capital outflow. The increase in operating profit and depreciation and amortization principally related to the Beverage Can Acquisition. Net cash from operating activities was further impacted by an increase in acquisition related, IPO, plant start-up and other exceptional costs paid, interest paid and tax paid of €14 million, €37 million and €8 million respectively, driven mainly by the Beverage Can Acquisition.

29	Ardagh Group S.A.

Net cash used in investing activities
Net cash used in investing activities decreased by €2,493 million to €207 million in the six months ended June 30, 2017 compared with €2,700 million in the same period in 2016. The decrease was mainly due to the acquisition of the Beverage Can Business on 30 June 2016, partly offset by increased capital expenditure relating to furnace rebuilds in Glass Packaging Europe and Glass Packaging North America.

Net inflow from financing activities
Net cash from financing activities represented an inflow of €12 million in the six months ended June 30, 2017 compared with a €2,528 million inflow in the same period in 2016. Proceeds from borrowings (€3,507 million) mainly reflects: (a) $1,000 million from the issuance of 6.000% Senior Notes due 2025 in January 2017 (b) the issuance of €750 million 2.750% Senior Secured Notes due 2024, $715 million 4.250% Senior Secured Notes due 2022 and $700 million 6.000% Senior Notes due 2025 in March 2017 and (c) £400 million from the issuance of 4.750% Senior Notes due 2027 in June 2017.  Repayment of borrowings of €3,656 million comprises: the redemption of $1,110 million First Priority Senior Secured Floating Rate Notes due 2019, the redemption of $415 million 6.250% Senior Notes due 2019, the redemption of €750 million 4.250% First Priority Senior Secured Notes due 2022, the repayment of the $663 million Term Loan B Facility, the redemption of $415 million 6.750% Senior Notes due 2021 and the redemption of $500 million Floating Rate Notes due 2021.  Total associated early redemption premium costs paid were €76 million and debt issue costs paid were €22 million.

In the six months ended June 30, 2017 the Company received net proceeds from share issuance of €310 million following its IPO on the NYSE. The Company also paid dividends to its shareholders of €93 million in the six months ended June 30, 2017.

Working capital
For the six months ended June 30, 2017, the movement in working capital during the period increased by €98 million from an outflow of €125 million for the six months ended June 30, 2016, to an outflow of €223 million for the six months ended June 30, 2017. The Beverage Can Acquisition increased working capital by €65 million. Excluding the impact of the acquisition, the increase principally reflected a decrease in trade and other payables partly offset by a decrease in inventories and trade and other receivables.

Exceptional operating costs paid
Acquisition-related, IPO, plant start-up and other exceptional costs paid in the six months ended June 30, 2017 increased by €14 million to €34 million compared with €20 million in the six months ended June 30, 2016. In 2017, the costs paid primarily relate to acquisition and integration costs associated with the Beverage Can Acquisition and IPO related costs. In the six months ended June 30, 2016 amounts paid of €20 million comprised mainly transaction fees and start-up costs relating to two plants in Metal Packaging Americas.

Exceptional restructuring costs paid decreased by €1 million to €5 million in the six months ended June 30, 2017 compared to €6 million in the six months ended June 30, 2016.

Income tax paid
Income tax paid during the six months ended June 30, 2017 was €40 million, which represents an increase of €8 million when compared to the six month period ended June 30, 2016. The increase is primarily attributable to the impact of the Beverage Can Acquisition.

Capital expenditure
	Six months ended
	June 30, 2017 €m	June 30, 2016 €m
Metal Packaging Europe	66	24
Metal Packaging Americas	26	5
Glass Packaging Europe	50	40
Glass Packaging North America	65	60
Net capital expenditure	207	129

Capital expenditure for the six months ended June 30, 2017 increased by €78 million to €207 million, compared to €129 million for the six months ended June 30, 2016. In Metal Packaging Europe, capital expenditure in the six months ended June 30, 2017 was €66 million compared to capital expenditure of €24 million in the same period in 2016 with the increase mainly attributable to the Beverage Can Acquisition. In Metal Packaging Americas capital expenditure in the six months ended June 30, 2017 was €26 million compared to capital expenditure of €5 million in the same period in 2016 with the increase attributable to the Beverage Can Acquisition. In Glass Packaging Europe, capital expenditure was €50 million in the six months ended June 30, 2017 compared to capital expenditure of €40 million in the same period in 2016, reflecting the timing of furnace rebuild activity in the six months ended June 30, 2017 compared to the same period last year. In Glass Packaging North America, capital expenditure was €65 million in the six months ended June 30, 2017 compared to capital expenditure of €60 million in the same period in 2016, also due to the timing of  furnace rebuild activity in 2017.

30	Ardagh Group S.A.

Receivables factoring and related programs
The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables, accounted for as true sales of receivables, without recourse to the Group. Receivables of €245 million were sold under these programs at June 30, 2017 (December 31, 2016: €277 million).

Off-balance sheet items
There are no material off-balance sheet finance obligations.

31	Ardagh Group S.A.

Cautionary Statement Regarding Forward-Looking Statements

This report includes statements that are, or may be deemed to be, forward-looking statements. All statements other than statements of historical fact included in this report regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; our possible or assumed future results of operations; R&D, capital expenditures and investment plans; adequacy of capital; and financing plans. The words “aim”, “may”, “will”, “expect”, “is expected to”, “anticipate”, “believe”, “future”, “continue”, “help”, “estimate”, “plan”, “schedule”, “intend”, “should”, “would be”, “seeks”, “estimates”, “shall” or the negative or other variations thereof, as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.

Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

All forward-looking statements included in this report are based on information available to us on the date of this report. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this report.

32	Ardagh Group S.A.